

David Alexander · 3rd

 mobileteer

Serial Entrepreneur - MaGuider Inc, Mobileteer Inc, and
Redeem Fundraising Inc

Brighton, Michigan, United States · 500+ connections ·

Contact info

Experience



Founder
mobileteer
Jan 2011 – Present · 10 yrs 2 mos
Brighton, MI

Mobileteer has created the "Mobileteer Network" for local business. The Mobileteer Network
consists of "Marketing Automation" through the use of Smart WiFi HotSpots, Digital
Advertising Screens, and Redeem App & Pod. The Mobileteer Network currently reaches over
200,000 eyes per month and growing

President
Redeem Fundraising Inc
May 2018 – Present · 2 yrs 10 mos
Brighton, MI

Redeem Fundraising is a non-profit supporting local schools, sports teams, etc while giving
back to community business.



Sales Coordinator
National Enclosure Company, LLC

Apr 2009 – Mar 2011 · 2 yrs
Ypsilanti, MI

NEC was formed out of Huron valley Glass for special advanced projects. An undefined, new
position involving sales coordination with the Sales Director and Projects Coordinator. Involving
multiple departments under the new NEC umbrella.

Project Coordinator
Huron Valley Glass
Apr 2008 – Apr 2009 · 1 yr 1 mo
Ypsilanti, MI

Project manage a 55 Story High rise with a 12 story attached garage on 355 E. Ohio in
Downtown Chicago. Right in line with Navy Pier. Our company was in charge of managing a
team on site and partnering with another Chicago based company for hanging another type of
glass. Curtain wall, window wall, storefront, canopy, etc. All Glass. One of my favorite ...see mor

Project Coordinator
Chamberlin Roofing
Apr 2008 – Aug 2008 · 5 mos

Coordinate materials with job site workers in order to complete scheduled tasks under budget
and with excellent quality.
Daily communication through; RFI's ASI's, Transmittals, Submittals, Account Receivables,
Billings, Work Orders, WHIPS's, Cost to Completion, Percent of Complete, E-mail, ph ...see mor

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Education

Western Michigan University
Associates in Business, General Business
1999 – 2001

Some college classes on Business

Everglades University
Finalizing Bachelor's, Construction Management and Science
2011 – 2013

Construction Management Degree Program

University of Phoenix
Associates Degree, Business Management
2011 – 2013

Masters in Marketing Degree Program

Show 2 more education ⌄



